UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Pure Title, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    February 15, 2021

Physical address of issuer

2779 Gulf Breeze Parkway
Gulf Breeze, FL 32563

Website of issuer

www.puretitlecompany.com

Employees

Current number of employees is seven full time employees and two part time employees

Intermediary

BRITE Investments, Inc.

CIK Number of Intermediary

0001777545

SEC file number of intermediary

007-00218

CRD number of intermediary

306998

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,324,476.00	$177,338.00
Cash & Cash Equivalents	$1,319,501.00	$177,338.00
Accounts Receivable	$225.00	$0.00
Short-term Debt	$1,175.00	$2,644.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,441,543.00	$1,415,036.00
Cost of Goods Sold	0.	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$505,416.00	$590,998.00

Jurisdictions

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, Ml, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V



FORM C-AR
ANNUAL REPORT

April 21, 2025

2779 Gulf Breeze Parkway
Gulf Breeze, FL 32563
www.puretitlecompany.com

THE COMPANY

Pure Title, LLC, a Florida limited liability company ("Pure Title" or the "Company"), was formed in February 2021 pursuant to the provisions of the Florida Revised Limited Liability Company Act (the "Act") to act as a licensed title insurance agent within the State of Florida, and/or other purposes as permitted under the Company's Operating Agreement (the "Operating Agreement").

The sole purpose of the Company is to act as a licensed title insurance agent within the State of Florida. Business Experience: Pure Title, LLC is a real estate title company located in Gulf Breeze, Florida. Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services. Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions.

For additional information on our company, please see the section entitled "The Company and Its Business."

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.tribevest.com no later than 120 days after the end of each fiscal year covered by the report.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

When used herein, the terms "we," "us," "ours," "Pure Title" and the "Company" refer to Pure Title, LLC, a Florida limited liability company.

The information which appears on, or is accessible through our website at www.puretitlecompany.com is not a part of, and is not incorporated by reference into, this Annual Report.

This Annual Report on Form C-AR is dated April 21, 2025 (the "Annual Report").

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "seeks," "should," "will," "would," or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this Annual Report. You should read this Annual Report and the other documents that we have filed with the SEC, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this Annual Report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We operate in a competitive market and there is no assurance that we will be able to compete with more established companies.

Title insurance is a $16.4 billion industry in the United States dominated by s small handful of companies. It is estimated that these companies control an estimated 85-90% of the market and have leveraged their significant financial clout to maintain dominance. Like any industry dominated for many years by a handful of companies, it will be extremely difficult for us to break into the market and compete.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We may directly (or indirectly through third-party service providers) collect and store sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the managers and key employees.

In particular, the Company is dependent on Kerry Anne Schultz, who is the Manager of the Company, and Robert Rinke and Rhys Rinke, who are founding members of the Company. The loss of Kerry Anne Schultz or any manager or founder could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company is not required to provide disclosure pursuant to the Securities & Exchange Act of 1934.

As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business could be negatively affected by general economic and other conditions.

The Company's activities may be adversely affected from time to time by such matters as changes in general economic, industrial and national conditions, changes in local, state, and federal taxes, dynamic prices and costs, utility rate changes, employment and human resources issues, leasing and real estate market, and other factors of a general nature that are beyond the control of the Company.

The title insurance business is complex and heavily regulated.

We expect to devote substantial resources to compliance matters and could incur significant ongoing costs to comply with new and existing laws and governmental regulation. If we fail to operate our business in compliance with applicable laws and regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected. Our failure to comply with all applicable federal, state and local laws could result in, among other things (i) loss of our licenses to engage in our businesses, (ii) government investigations and

enforcement actions against us, (iii) fines, penalties and judgments against us, (iv) civil lawsuits, including class actions, (v) criminal liability, and (vi) breaches of covenants and representations under our servicing agreements, debt agreements or other agreements.

We will need to obtain licenses in all states or other jurisdictions that require a title insurance license or related business license.

If we cannot obtain a title insurance license in a given state where such a license is required, we will not issue title insurance in that state, which may limit our ability to grow our business and attract and retain customers (some of whom may require that we be licensed nationally or in certain jurisdictions to do business with us).

The Manager and/or the Founders may enter into a side letter or other similar agreement with a particular Member in connection with its admission to the Company as a Member without the approval of any other Member.

The side letters would have the effect of establishing rights under or altering or supplementing the terms of the Operating Agreement with respect to such Member in a manner more favorable to such Member than those applicable to other Members. Any rights or terms so established in a side letter with a Member will govern solely with respect to such Member and will not require the approval of any other Member notwithstanding any other provision of the Operating Agreement.

The interests of one or more of the Members of the Company and the Company may conflict from time to time.

Although the Manager, the Founders and their affiliates, agents and employees will devote as much time to the business of the Company as is reasonably necessary to manage and supervise the business and affairs of the Company and to accomplish the purposes of the Company, the Manager, the Founders and their affiliates, agents and employees may engage in other business ventures, some of which may be in competition with the Company, or may pursue business opportunities whether or not arising from the conduct of Company business. The Manager, the Founders and their affiliates, agents and employees may be subject to other obligations that affect their ability to perform their obligations to the Company.

Risks: Litigation

Incomplete due diligence on title policies could subject the Company to potential litigation.

As an insurer, Pure Title, LLC will perform due diligence with respect to the title of property. If we fail to identify title defects, whether because of a failure of technology, a failure of process, a misinterpretation of data, or otherwise, we could be exposed to unanticipated claims.

The Company is subject to risks related to personally identifiable information.

We will routinely collect, process, store, use and disclose personal information of homeowners, borrowers, and title insurance customers, including but not limited to names, addresses, social security numbers, bank account numbers, credit card numbers and credit history information. That kind of personal information is subject to various federal, state and other laws regarding data privacy and protection. The regulatory framework for data privacy and protection issues in the United States and internationally is constantly evolving and is likely to remain fluid for the foreseeable future. We may be required to expend significant time, money and other resources towards compliance with such laws, and we may be subject to orders, fines, penalties or other adverse consequences from governmental authorities, as well as lawsuits from consumers, if we fail to comply with such laws. An actual or perceived failure by the Company to properly safeguard and use sensitive personal information could severely damage our reputation and harm our business.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE COMPANY AND ITS BUSINESS

Overview

Pure Title, LLC is a real estate title company located in Gulf Breeze, Florida. Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services.

Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions. Pure Title provides the following services:

- Title Search
- Review of Outstanding Mortgages
- Search for Existing Liens
- Review of Unpaid Homeowners Association Dues
- Search for Judgments or Unpaid Tax Liens
- Review of any Restrictions on the Free Transfer of Ownership in the Property
- Review of Easements
- Review of Leases
- Conduct a Property Survey
- Prepare Abstract of Title and Title Opinion
- Title Insurance
- Owner's Title Policies

History and Milestones

Pure Title was organized as a limited liability company on February 15, 2021. Since then, we have:

Received the Top 25 Highest Contributor for Title Insurance in the State of Florida with the Fund.

Historical Results of Operations

Revenues & Gross Margins. For the period ended December 31, 2024, the Company had revenues of $1,441,543 compared to the year ended December 31, 2023, when the Company had revenues of $1,415,036.

Assets. As of December 31, 2024, the Company had total assets of $1,324,476 including $1,319,501 in cash and cash equivalents. As of December 31, 2023, the Company had $177,338 in total assets, including $117,338 in cash and cash equivalents.

Net Income. The Company had a net income of $505,416 and a net income of $590,998 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

Liabilities. The Company's liabilities totaled $1,175 for the fiscal year ended December 31, 2024 and $2,644 for the fiscal year ended December 31, 2023.

Directors, Officers and Managers of the Company

Manager	*Principal Occupation*	*Main Employer*	*Year Joined as Manager*
Kerry Anne Schultz	Manager and Founding Member; Attorney	Schultz Law Group, P.L.L.C; Pure Title, LLC	2021

Ms. Schultz is currently a member of the Florida Bar Association; American Bar Association and the Section of Real Property, Probate and Trust Law; Attorney-Realtor Committee of the Florida Bar Association; Pensacola Inns of

Court; Member of Community Service Committee of the Escambia-Santa Rosa Bar Associations; Member of Attorney/Realtor Relations Committee of the Escambia-Santa Rosa Bar Associations; Member and Prior Board Member of the Escambia-Santa Rosa Real Estate Council; Instructor with the Florida Division of Real Estate teaching the Real Estate Contracts Course and Ethical Considerations in Real Estate Transactions to real estate agents and brokers; Instructor with Sterling Education Services, Inc., teaching Leases and Landlord-Tenant Law; Volunteer and prior Board Member of Junior Achievement of Northwest Florida, Inc.; Agent of Attorney's Title Fund Services, Old Republic Insurance Company; Trustee of Pensacola Little Theatre; Board of Governors of the Pensacola State College Foundation; Member of Strathmore's Who's Who; Member and prior President of Gulf Breeze Rotary; Prior Rotary District 6940 Treasurer; Area Governor for Rotary District 6940; Attorney Board Member for the Early Learning Coalition of Escambia County; prior Board Member of the Navarre Beach Area Chamber of Commerce; Board Attorney of Better Business Bureau of Northwest Florida; Member of the Navarre Beach Area Chamber of Commerce Foundation; Commissioner on the Florida Volunteerism and Community Service; 2018 Rotary District 6940 District Conference Chair; Sacred Heart Foundation Board; 2019 Rotary District 6940 District Conference Committee; a 2009 and 2010 Rising Star Florida Super Lawyer; Board Member of The Starfish Project; Gulf Breeze Rotary's 2018 "Citizen of the Year." In 2020, Governor DeSantis appointed Ms. Schultz to the Judicial Nominating Commission for the First District.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C, the Company's outstanding capital stock consists of Class A and Class B Membership Units, as follows:

Type of security	Class A Membership Units
Amount outstanding[(1)]	800,000
Voting Rights	Class A Members have full voting rights.
Anti-Dilution Rights	Class A Members have anti-dilution protection, and will maintain an aggregate of 80% equity in the Company.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company has authorized a total of 800,000 Class A Membership Units, which are owned by the Founding Members, and 200,000 Class B Membership Units. Class A Members will maintain 80% aggregate ownership of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	80%

Type of security	Class B Membership Units
Amount outstanding[2]	200,000
Voting Rights	Class B Members will have no voting rights except as otherwise required by applicable law.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company has authorized a total of 800,000 Class A Membership Units, which are owned by the Founding Members, and 200,000 Class B Membership Units. Class A Members will maintain 80% aggregate ownership of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	20%

Notes:

(1) The Company has authorized 800,000 Class A Membership Units, representing 80% of the total equity of the Company.

(2) The Company has authorized 200,000 Class B Membership Unit, representing 20% of the total equity of the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

None.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The Company is currently owned by the three Founding Members, who together own 80 % of the Company. The largest holder is an entity owned and controlled by Kerry Anne Schultz with 40% of the Class A Membership Units and 50% of the total units of the Company.

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Kerry Anne Schultz	Class A Membership Units	50% of Class A; 40% of Class A and Class B
Robert Rinke	Class A Membership Units	25% of Class A; 20% of Class A and Class B

Rhys Rinke	Class A Membership Units	25% of Class A; 20% of Class A and Class B

Competitors and Industry

Industry

Pure Title is a real estate title company.

Competitors

Title insurance is a $16.4 billion industry in the United States dominated by s small handful of companies. It is estimated that these companies control an estimated 85-90% of the market and have leveraged their significant financial clout to maintain dominance. Like any industry dominated for many years by a handful of companies, it will be extremely difficult for us to break into the market and compete.

Intellectual Property

None.

Legal Proceedings

We are not currently a party to any legal proceedings, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe could have a material effect on our business, financial condition or results of operation if determined adversely to us.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

You should read the discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes attached as Appendix A this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual

results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report. Unless otherwise indicated, the latest results discussed in Appendix A are as of December 31, 2024.

REGULATORY INFORMATION

The Company is:

- organized under, and subject to, the laws of a state or territory of the United States or of the District of Columbia;
- not subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- not an investment company registered or required to register under the Investment Company Act of 1940;
- not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and
- not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

Neither the Company nor any of its officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Report

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 each year (or the following business day if April 30 falls on a Saturday, Sunday or holiday). Once posted, the Annual Report may be found on the Company's website at www.tribevest.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three annual report pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kerry Anne Schultz
Kerry Anne Schultz,
Manager

I, Kerry Anne Schultz, the Manager of Pure Title, LLC., certify that the financial statements of Pure Title, LLC included in this Form C-AR are true and complete in all material respects.

/s/ Kerry Anne Schultz
Kerry Anne Schultz,
Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kerry Anne Schultz
Kerry Anne Schultz,
Manager

April 21, 2025